STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.The jurisdiction where the Non-Delaware Corporation first formed is Florida.

2.The jurisdiction immediately prior to filing this Certificate of Conversion is Florida.

3.The date the Non-Delaware Corporation first formed is March 5, 1999.

4.The name of the Non-Delaware Corporation immediately prior to filing this Certificate of Conversion is Kyto Technology and Life Science, Inc.

5.The name of the Corporation as set forth in the Certificate of Incorporation is Kyto Technology and Life Science, Inc.

6.This Certificate of Conversion shall be effective at 11:59 pm EDT on July 19, 2019.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate of Conversion on the 8th day of July, 2019.

By:	/s/ Paul Russo
Paul Russo, Chief Executive Officer